ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 7, 2018	Yana Dobkin Guss T +1 617 951 7109 yana.guss@ropesgray.com

By EDGAR

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Barings Funds Trust (File No. 811-22845) (the “Trust”)

Ladies and Gentlemen:

Post-Effective Amendment No. 13 to the Trust’s Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 15 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended, (the “Amendment”) was filed on April 13, 2018 by means of electronic submission on behalf of the Trust on Form N-1A solely for the purpose of adding a new series of the Trust, Barings Global Emerging Markets Equity Fund. The Amendment did not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7109.

Sincerely,

/s/ Yana D. Guss

Yana D. Guss